Exhibit 99.7

CONSENT OF M. SKEAD

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated March 6, 2007 entitled “Fourth NI-43-101 Technical Report, Twanziga Project, South Kivu Province, Democratic Republic of the Congo” (the “Twanziga Report”);

2.               The technical report dated March 30, 2007 and entitled “Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo” (the “Lugushwa Report”);

3.               The technical report dated March 30, 2007 entitled “Third NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo” (the “Namoya Report”); and

4.               The annual information form of the Company dated March 30, 2007, which includes reference to my name in connection with information relating to the Twanziga, Lugushwa and Namoya Reports, and the properties described therein.

March 30, 2007

/s/ M. Skead

M. Skead